# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORIC Pharmaceuticals, Inc., CIK 0001796280
CUSIP: 68622P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/29/2025
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, Pennsylvania (PA), 19087, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,615,384; sole dispositive power 0; shared dispositive power 4,615,384; aggregate amount beneficially owned 4,615,384 (5.4% of the class)
- SR One Capital Opportunities Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,382,064; sole dispositive power 0; shared dispositive power 2,382,064; aggregate amount beneficially owned 2,382,064 (2.8% of the class)
- SR One Capital Opportunities Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,382,064; sole dispositive power 0; shared dispositive power 2,382,064; aggregate amount beneficially owned 2,382,064 (2.8% of the class)
- AMZL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,538,461; sole dispositive power 0; shared dispositive power 1,538,461; aggregate amount beneficially owned 1,538,461 (1.8% of the class)
- SR One Capital SMA Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,538,461; sole dispositive power 0; shared dispositive power 1,538,461; aggregate amount beneficially owned 1,538,461 (1.8% of the class)
- SR One Capital Fund II Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 694,859; sole dispositive power 0; shared dispositive power 694,859; aggregate amount beneficially owned 694,859 (0.8% of the class)
- SR One Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 694,859; sole dispositive power 0; shared dispositive power 694,859; aggregate amount beneficially owned 694,859 (0.8% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,615,384; sole dispositive power 0; shared dispositive power 4,615,384; aggregate amount beneficially owned 4,615,384 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ORIC Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, California (CA), 94080
Comment: This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.0001 per share ("Common Stock"), of ORIC Pharmaceuticals, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Opportunities Fund I, LP ("SR One Opportunities Fund I"); SR One Capital Opportunities Partners I, LP ("SR One Opportunities Partners I"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); SR One Capital Fund II Aggregator, LP ("SR One Fund II Aggregator"); SR One Capital Partners II, LP ("SR One Partners II"); and Simeon George, M.D. ("Dr. George").
SR One Opportunities Fund I is directly controlled by its general partner, SR One Opportunities Partners I. AMZL is directly controlled by its general partner, SMA Partners. SR One Fund II Aggregator is directly controlled by its general partner, SR One Partners II. SR One Opportunities Partners I, SMA Partners and SR One Partners II are directly controlled by their general partners, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Opportunities Fund I Shares, SR One Fund II Aggregator Shares and the AMZL Shares (each as defined below).
The persons named in this Item 2 are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." SR One Opportunities Fund I, AMZL and SR One Fund II Aggregator are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Opportunities Partners I is to act as the sole general partner of SR One Opportunities Fund I. The principal business of SMA Partners is to act as the sole general partner of AMZL. The principal business of SR One Partners II is to act as the sole general partner of SR One Fund II Aggregator. The principal business of SR One Capital Management is to act as the sole general partner of SR One Opportunities Partners I, SMA Partners, SR One Partners II and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Opportunities Fund I, SR One Opportunities Partners I, AMZL, SMA Partners, SR One Fund II Aggregator and SR One Partners II are limited partnerships organized under the laws of the State of Delaware. SR One Capital Management is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 23, 2025, the Issuer, the Funds and certain other purchasers entered into a securities purchase agreement (the "Securities Purchase Agreement"), for the private placement (the "Private Placement") of (i) 14,130,313 shares of Common Stock (the "Shares"), at a purchase price of $6.50 per share, and (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase 5,100,532 shares of Common Stock (the "Warrant Shares" and together with the Shares and the Pre-Funded Warrants, the "Securities"), at a purchase price of $6.4999 per Pre-Funded Warrant. The Private Placement closed on May 29, 2025.

The Pre-Funded Warrants have an exercise price of $0.0001 per share of Common Stock, are immediately exercisable and will remain exercisable until exercised in full. The Funds may not exercise the Pre-Funded Warrants if the Funds, together with their affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. The Funds may increase or decrease this percentage not in excess of 19.99% by providing notice to the Issuer, provided that a notice to increase this percentage will not be effective until the 61st day following the date notice is made.

Pursuant to the Securities Purchase Agreement, SR One Opportunities Fund I purchased (i) 2,330,218 shares of Common Stock and (ii) 51,846 Pre-Funded Warrants for an aggregate purchase price of $15,483,410.82. After giving effect to the Beneficial Ownership Limitation, SR One Opportunities Fund I now beneficially owns a total of 2,382,064 shares of Common Stock (the "SR One Opportunities Fund I Shares").

The working capital of SR One Opportunities Fund I is the source of the funds for the purchase of the SR One Opportunities Fund I Shares. No part of the purchase price of the SR One Opportunities Fund I Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Opportunities Fund I Shares.

Pursuant to the Securities Purchase Agreement, AMZL purchased (i) 1,504,976 shares of Common Stock and (ii) 33,485 Pre-Funded Warrants for an aggregate purchase price of $9,999,993.15. After giving effect to the Beneficial Ownership Limitation, AMZL now beneficially owns a total of 1,538,461 shares of Common Stock (the "AMZL Shares").

The working capital of AMZL is the source of the funds for the purchase of the AMZL Shares. No part of the purchase price of the AMZL Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the AMZL Shares.

Pursuant to the Securities Purchase Agreement, SR One Fund II Aggregator purchased (i) 679,735 shares of Common Stock and (ii) 15,124 Pre-Funded Warrants for an aggregate purchase price of $4,516,581.99. After giving effect to the Beneficial Ownership Limitation, SR One Fund II Aggregator now beneficially owns a total of 694,859 shares of Common Stock (the "SR One Fund II Aggregator Shares").

The working capital of SR One Fund II Aggregator is the source of the funds for the purchase of the SR One Fund II Aggregator Shares. No part of the purchase price of the SR One Fund II Aggregator Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Fund II Aggregator Shares.

Collectively, and after giving effect to the Beneficial Ownership Limitation, the Funds now beneficially own a total of 4,615,384 shares of Common Stock (the "Fund Shares").

In connection with the Private Placement, the Issuer agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") within 30 days following the closing of the Private Placement (subject to certain exceptions) for purposes of registering the resale of the Shares (including the Warrant Shares), to use its commercially reasonable efforts to have such registration statement declared effective within the time period set forth in the Securities Purchase Agreement, and to keep such registration effective for up to two years.

The Securities issued in the Private Placement were issued in a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and have not been registered under the Securities Act.

The foregoing description of the Securities Purchase Agreement and the terms and conditions of the Pre-Funded Warrants issued thereunder does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 28, 2025 (the "Form 8-K") and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired their respective shares for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SR One Opportunities Fund I is the record owner of the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Fund I, SR One Opportunities Partners I may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Partners I, SR One Capital Management may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Opportunities Fund I Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

SR One Fund II Aggregator is the record owner of the SR One Fund II Aggregator Shares. As the general partner of SR One Fund II Aggregator, SR One Partners II may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the general partner of SR One Partners II, SR One Capital Management may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund II Aggregator Shares.

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 85,318,848 shares of Common Stock, which includes the sum of (i) 71,088,080 shares of Common Stock reported by the Issuer to be outstanding as of April 18, 2025, on the Issuer's Form 10-Q filed with the SEC on May 5, 2025, (ii) 14,130,313 shares of Common Stock reported by the Issuer to be sold pursuant to the Securities Purchase Agreement as reported on the Form 8-K and (iii) the number of shares of Common Stock underlying Pre-Funded Warrants such Reporting Person is deemed to beneficially own (taking into account the Beneficial Ownership Limitation).
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information with respect to the Private Placement set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- SR One Capital Opportunities Fund I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- SR One Capital Opportunities Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- SR One Capital Fund II Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- SR One Capital Partners II, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (06/05/2025)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simoen George, M.D. (06/05/2025)
Comment: This Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.